FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 CORUS GROUP plc
                 (Translation of Registrant's Name Into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---          ---

                (Indicate by check mark whether the registrant by
              furnishing the information contained in this form is
                           also thereby furnishing the
       information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act 1934)

                                 Yes      No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

                 Pursuant to the requirements of the Securities
            Exchange Act of 1934, the registrant has duly caused this
                           report to be signed on its
              behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 14 November 2002                      By    Theresa Robinson
      ----------------                            ----------------

                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

14 November 2002


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received a notification from Aviva plc on behalf of it's subsidiary Morley Fund Management Limited, pursuant to Section 198 of the Companies Act 1985 (the "Act").

On 12 November 2002 The Aviva Group had a material interest for the purposes of the Act in 94,392,272 ordinary shares of 50p each representing 3.02% of Corus Group plc's issued capital.

END